Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectuses of Atlas Energy Solutions Inc. (the "Company") for the registration of common stock, preferred stock, depositary shares, and warrants of the Company, and common stock of the Company held by the selling stockholders, and to the incorporation by reference therein of our report dated February 27, 2024, with respect to the consolidated financial statements, included in its Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 27, 2024.

/s/ Ernst & Young LLP

Austin, Texas

May 15, 2024